

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Susan Qiaoling Li
Chief Executive Officer
CooTek (Cayman) Inc.
11F, T2, No.16 , Lane 399, Xinlong Road , Minhang District
Shanghai , 20110 1
People's Republic of China

Re: CooTek (Cayman) Inc.
Form 20-F for the Year Ended December 31, 2022
Filed April 26, 2023
File No. 001-38665

Dear Susan Qiaoling Li:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided
     for "CooTek (Cayman) Inc. or the VIEs." We also note that your list of subsidiaries in
     Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC, Hong Kong and
     countries outside China that are not included in your VIEs. Please note that Item 16I(b)
     requires that you provide disclosures for yourself and your consolidated foreign operating
     entities, including variable interest entities or similar structures.
     •   With respect to (b)(2), please supplementally clarify the jurisdictions in which your
         consolidated foreign operating entities are organized or incorporated and provide the
         percentage of your shares or the shares of your consolidated operating entities owned
         by governmental entities in each foreign jurisdiction in which you have consolidated
         operating entities in your supplemental response.
     •   With respect to (b)(3) and (b)(5), please provide the required information for you and
         all of your consolidated foreign operating entities in your supplemental response.

3.   In order to clarify the scope of your review, please supplementally describe the steps you
     have taken to confirm that none of the members of your board or the boards of your
     consolidated foreign operating entities are officials of the Chinese Communist Party. For
     instance, please tell us how the board members' current or prior memberships on, or
     affiliations with, committees of the Chinese Communist Party factored into your
     determination. In addition, please tell us whether you have relied upon third party
     certifications such as affidavits as the basis for your disclosure.

4.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
     language that such disclosure is "to our knowledge." Please supplementally confirm
     without qualification, if true, that your articles and the articles of your consolidated
     foreign operating entities do not contain wording from any charter of the Chinese
     Communist Party.

     We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

     Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at (202) 551-3737
with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Disclosure Review Program

cc: Haiping Li